STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

KLONDIKE STAR MINERAL CORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Klondike Star Mineral Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof number Sixth so that, as amended, said Article shall be and read as follows:

"SIXTH. The Board of Directors shall have the power to adopt, amend or repeal the by-laws. The Board of Directors shall have the power to reclassify the authorized and issued capital stock, by subdividing or combining the outstanding shares of any class or series of a class of shares into a greater or lesser number of outstanding shares."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statue were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12th day of January, 2006.

By: /s/ Hans Boge

Authorized Officer

Title: President

Name: Hans Boge

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